

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2014

Via E-mail
Ronald J. Lieberman
Executive Vice President, General Counsel and Secretary
NorthStar/RXR New York Metro Income, Inc.
399 Park Avenue, 18th Floor
New York, New York 10022

> **Re:** **NorthStar/RXR New York Metro Income, Inc.**
> **Amendment No. 1 to Confidential Draft Registration Statement on**
> **Form S-11**
> **Submitted June 26, 2014**
> **File No. 377-00543**

Dear Mr. Lieberman:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 of our letter dated April 24, 2014, and we will continue to monitor. Please note that we will not be in a position to declare your filing effective until we have had an opportunity to review such materials.

Prospectus Summary

Investment Strategy, page 5

2.   Please briefly revise to include your target leverage.

Our Sponsors, page 6

3.	We note from the chart at the bottom of page 6 that the primary strategy of your sponsors appears to be commercial real estate debt. We further note that a majority of your capital will be invested in commercial real estate. Please briefly revise to distinguish your sponsors' past strategy and experience. In addition, please revise your summary risk factors, as applicable.

Prior Performance Summary, page 142

4.	We note your responses to comments 35 and 36 of our letter dated April 24, 2014 and will continue monitor for your supporting documentation. Please note that we continue to evaluate such information. We may have further comment.

5.	We note your revised disclosure on page 154 regarding total returns of unaffiliated entities in your prior performance. Please revise to omit such information or provide us a detailed analysis regarding your basis for including returns of unaffiliated entities as well as how such information is relevant and appropriate for your prior performance disclosure. To the extent you provide an analysis, please include, without limitation, how you chose these peers for comparison, how you calculated such returns and why the time period selected is relevant.

6.	We note your disclosure on page 159 regarding distribution yield. Please explain to us whether the yield calculation includes the return of capital and, if so, how you determined it was appropriate to include such disclosure. In addition, please provide to us the average stock price to provide context to footnote (3). We may have further comment.

7.	We continue to note your disclosure regarding expected yields on page 137 and your disclosure regarding IRR on page 140 for a subset of investments. Please revise to remove such disclosure or advise. Please note expected returns or incomplete returns do not appear appropriate in your prior performance disclosure.

Financial Statements

Notes to Consolidated Balance Sheet, page F-4

8.	After the Class C shares are sold in the primary offering, please tell us how you will account for the Distribution and Shareholder Servicing Fee related to these Class C shares. Specifically, tell us if you will accrue the entire fee initially, or if you will accrue the fee quarterly or annually. Please tell us if the fee is still required to be paid on any Class C shares that are redeemed during the first six years. Please reference the authoritative accounting literature management relied upon.

Note 3. Related Party Arrangements, page F-6

Selling Commission and Dealer Manager Fees, page F-7

9.   Please revise your footnotes to disclose the dealer manager fee for Class I shares.

Annex B

10.   We note your statement in the first paragraph on page 1 that you have assumed that all of the representations and statements set forth in such documents are true, accurate and complete. Please revise to clarify that representations and statements in the Representation Letter relate solely to factual matters or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Judith D. Fryer, Esq.
        Greenberg Traurig, LLP